SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Significant Event dated June 20, 2016

TRANSLATION

Autonomous City of Buenos Aires, June 20, 2016

To The

Comisión Nacional de Valores

(Argentina National Securities Commission)

Ref.: Information Articles 2 and 3 of Chapter 1, Title XII of CNV Rules—Filing of Chapter 11 U.S. Bankruptcy Code by Maxus Entities

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of reference.

In that connection, please be advised that on June 17, 2016, Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the “Maxus Entities”) filed for reorganization proceedings in Wilmington, Delaware under Chapter 11 of the U.S. Bankruptcy Code. In conjunction with those proceedings, the Maxus Entities have entered into an agreement with YPF S.A. (“YPF” or the “Company”) along with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (collectively, the “YPF Entities”) to settle any and all claims held by Maxus against YPF and the YPF Entities, including any alter ego claims, all of which claims the YPF Entities believe are without merit, and to release YPF and the YPF entities of any and all claims held by the Maxus Entities (the “Agreement”).

The Agreement provides for a payment of USD 130 million to the Maxus Entities (“Settlement Payment”) and for the provision of a USD 63.1 million debtor-in-possession loan (“DIP Loan”) by YPF Holdings Inc. The Settlement Payment and the DIP Loan will form the framework of a plan of reorganization that will be presented for approval to the Bankruptcy Court.

YPF first acquired an interest in Maxus Energy Corporation in 1995, and did not cause any releases of contamination at issue in the civil litigation against the Maxus Entities associated with the Passaic River in New Jersey and other sites and alter-ego claims against YPF and the YPF Entities, which contamination largely occurred years or decades prior to the acquisition. Since acquiring an indirect interest in the Maxus Entities, YPF has funded the Maxus Entities with hundreds of millions of dollars which allowed them to comply with their contractual obligations related to environmental liabilities.

The production and reserves of Maxus Energy Corporation each represent less than 1% of the production and reserves of YPF.

YPF believes that the foregoing matters related to its indirect subsidiaries would not have a material adverse effect on YPF’s consolidated operating results or financial condition.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 20, 2016	By:	/s/ Diego Celaá
		Name:	Diego Celaá
		Title:	Market Relations Officer,